Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto divestments reach US$10 billion with completion of Alcan Packaging Food Americas sale
1 March 2010
Rio Tinto’s divestment programme has passed the US$10 billion mark with the completion of the sale of its Alcan Packaging Food Americas division to Bemis Company, Inc for a total all cash consideration of US$1.2 billion.
Guy Elliott, chief financial officer Rio Tinto, said: “Our balance sheet has been transformed in the past twelve months on the back of the divestment programme, the rights issues and continued strong operating cash flows. The recapitalisation leaves Rio Tinto well placed to consider value adding investment opportunities as they emerge.”
Rio Tinto has now completed divestments in excess of $10 billion, with over $7 billion having been completed since the beginning of 2009, predominantly for cash. In 2008, Rio Tinto completed divestments totalling US$3.1 billion. In 2009, Rio Tinto completed asset sales of US$3.7 billion. In 2010, the Group has completed divestments of US$3.5 billion comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions, Vickery (Coal & Allied) and Maules Creek (Coal & Allied).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media/press kit.asp